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Division of Corporation Finance	FOIA Confidential Treatment
Office of Technology	Requested Under 17 C.F.R. § 200.83
U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-6010

Attention:	Jeff Kauten, Staff Attorney

Larry Spirgel, Office Chief

Joyce Sweeney, Senior Staff Accountant

Kathleen Collins, Accounting Branch Chief

Re:	Amplitude, Inc.

Stock-Based Compensation

Registration Statement on Form S-1

CIK No. 0001866692

Ladies and Gentlemen:

On behalf of Amplitude, Inc. (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally confidentially submitted the above-referenced Registration Statement to the Commission on June 21, 2021, resubmitted the Registration Statement to the Commission on July 26, 2021 and August 13, 2021 and publicly filed the Registration Statement (the “Registration Statement”) with the Commission on the date hereof.

The purpose of this Letter is to provide supplemental information to the Staff in response to Comment No. 2 in the Staff’s comment letter received on August 27, 2021 (the “Comment Letter”) with respect to the Company’s accounting treatment for stock-based compensation. We are respectfully requesting confidential treatment for certain portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this Letter.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requsted with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-1001

August 30, 2021

For ease of review, we have set forth Comment No. 2 below in bold type followed by the Company’s response thereto.

Critical Accounting Policies and Estimates

Stock-Based Compensation Expense, page 87

2.

We note your letter dated August 13, 2021 and we request additional analysis supporting the significant increase in the estimated fair value of your common stock from December 2020 to June 2021. Please quantify and describe the extent to which each of the factors that you list impacted each valuation and support the fluctuations in your common stock valuation between each of the valuations from December 2020 to the most recent. To the extent that increases in your valuations were not solely attributable to changes in your financial condition or results of operations, quantify and describe how these other factors, such as company-specific or industry events, changes in valuation methodology or significant assumptions impacted each valuation.

Response:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that at each valuation date, the Company made a determination of the fair value of its business using a combination of the income and market approach and then allocated this value to the common stock using either the option-pricing method (“OPM”), or a hybrid of the probability weighted expected return method (“PWERM”) and OPM methods.

The following are the key considerations taken into account by the Company in determining the value of its common stock at each valuation date.

December 31, 2020 Common Stock Valuation

The key inputs of the independent valuation report as of December 31, 2020 are summarized in the table below.

	Enterprise valuation method	Common stock allocation method	Scenario probability	Marketable value per share	DLOM (as defined below)	Value per share prior to weighting with secondaries	Weight with secondary sales	Weighted common share value
Exit event by June 30, 2022	[***]% DCF (as defined below) and [***]% PCMMM (as defined below)	OPM	[***]%	$ [***]	[***]%	$[***]	[***]%	$[***]
Secondary sales						$10.75	[***]%	$[***]

Fair value per Valuation Report								$ 5.32

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requsted with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-1002

August 30, 2021

Due to the uncertainty surrounding future potential liquidity events as of December 31, 2020, the Company determined that the Company’s equity value would be allocated to its classes of stock based on the OPM as opposed to utilizing a hybrid of the PWERM and OPM methodologies. As such, the December 31, 2020 valuation was [***]% weighted to a “remain private” scenario using a combination of the income approach (discounted cash flow (“DCF”)) and the public company market multiple method (“PCMMM”) approach to derive an indicated total equity value for the Company. The income and market approaches were each assigned a weighting of [***]% in the “remain private” scenario consistent with the September 2020 valuation. The OPM was then applied to derive an indicated value on a marketable basis of the Company’s common stock.

During the period between September 30, 2020 and December 31, 2020, the Company outperformed its forecast in both annual recurring revenue (as defined in the Registration Statement) (“ARR”) and dollar-based net retention rate for paying customers (as defined in the Registration Statement) (“NDR”), resulting in the Company updating its forward revenue expectations for 2021. Specifically, estimated revenue in 2021 increased approximately [***]% from $[***] million to $[***] million. Additionally, during this time, the Company took steps to operate as a public company, hiring a Chief Accounting Officer and forming an Audit Committee of the Board of Directors. These changes resulted in the acceleration of the expected timing of an exit event from September 30, 2022 to June 30, 2022 as well as decreasing the discount for lack of marketability (“DLOM”) from [***]% to [***]%.

In addition to the OPM business valuation, the Company also considered recent secondary sales in its determination of common stock fair value per share. Recent secondary common stock sales as of December 31, 2020 were all only available to specific buyers and sellers and not to any other existing or hypothetical stockholders or buyers. Further, many of these secondary transactions were with existing investors and none of the offers to sell constituted a tender offer. These recent secondary common stock sales also represented less than 3% of the common stock outstanding as of December 31, 2020. Based on these factors, the Company weighted secondary sales at [***]% in determining the common stock fair value. These secondary transactions were outside of the company’s control and are not related solely to financial condition or results of operations.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requsted with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-1003

August 30, 2021

March 31, 2021 Common Stock Valuation

The key inputs of the independent valuation report as of March 31, 2021 are summarized in the table below.

	Enterprise valuation method*	Common stock allocation method	Scenario probability		Marketable value per share		DLOM		Probability weighted value per share prior to weighting with secondaries		Weight with secondary sales		Weighted common share value
PWERM Analysis
IPO on March 31, 2022	[***]% PCMMM	Future equity value based on capitalization	[***]	%	$	[***]	[***]	%	$	[***]
Remain Private through March 31, 2023	[***]% DCF and [***]% PCMMM	OPM	[***]	%	$	[***]	[***]	%	$	[***]
PWERM determined fair value									$	[***]	[***]	%	$	[***]
Secondary sale										$12.15	[***]	%	$	[***]

Fair value per Valuation Report													$	[7.48]

*	See the Changes in enterprise valuation method data and assumptions section for period over period changes in IPO and stay private scenario valuation inputs.

For the March 31, 2021 valuation, management considered it appropriate to change the valuation methodology from an OPM method to a hybrid of the PWERM and OPM methods. Subsequent to December 31, 2020, the Company made key hires to assist in this drafting process including the hiring of its General Counsel, Chief People Officer and the Head of Revenue, SEC Reporting and Technical Accounting and made progress with respect to its IPO readiness assessment. As such, the Company determined a liquidity event through an initial public offering (“IPO”) had sufficient probability to begin using a hybrid PWERM methodology in which the value of the Company’s common stock is estimated based upon a probability-weighted analysis of varying values for its common stock assuming possible future events for the Company, including a scenario assuming the Company becomes a publicly traded company and a scenario assuming the Company continues as a privately held company.

Specifically, for the March 31, 2021 valuation, two scenarios were considered: an IPO in March 31, 2022, which was assigned a probability weight of [***]%, and a “remain private” scenario in which the Company would not experience a liquidity event until March 31, 2023, which was assigned a probability weight of [***]%. The probability weights were based on management’s assessment as of the date of the valuation of the likelihood of the two scenarios. In assessing the probability of the IPO scenario, the Company considered that at the time the Company had made substantial progress in evaluating its public company readiness.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requsted with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-1004

August 30, 2021

However, at the time the Company had not yet confidentially submitted its draft Registration Statement nor had it started to draft its draft Registration Statement or committed to an IPO timeline. Therefore, it was considered to still be probable that an IPO exit event would not occur. The introduction of the IPO scenario also resulted in the introduction of an IPO specific DLOM . This DLOM was determined to be [***]% in contrast to a stay private DLOM of [***]%, reflecting the nearer term liquidity event for the IPO scenario. The increased probability of the IPO and decreased DLOM is commensurate with the increased possibility of an exit event through IPO. The exit value of the Company in the IPO scenario was estimated using the PCMMM.

The March 31, 2021 valuation “remain private” scenario was performed using a combination of the income approach (DCF) and the market approach (PCMMM) to derive an indicated total equity value for the Company and the income and market approaches were each assigned a weighting of [***]% in the “remain private” scenario, all of which were consistent with the December 31, 2020 valuation. The OPM was then applied to derive an indicated value on a marketable basis of the Company’s common stock and a [***]% weighting was assigned to the indicated value from the OPM in the overall valuation of the Company’s common stock. The DLOM in the March 31, 2021 stay private scenario stayed consistent with the DLOM in the December 31, 2020 valuation.

In addition to the OPM business valuation, the Company also considered recent secondary sales in its determination of common stock fair value per share. Consistent with the December 31, 2020 valuation, the recent secondary common stock sales as of March 31, 2021 were all only available to specific buyers and sellers and not to any other existing or hypothetical stockholders or buyers. Further, many of these secondary transactions were with existing investors and none of the offers to sell constituted a tender offer. These recent secondary common stock sales also represented less than 3% of the common stock outstanding as of March 31, 2021. Based on these factors, the Company continued to weight secondary sales at [***]% in determining the common stock fair value. In the March 31, 2021 valuation analysis, these secondary sales had a weighted average sales price of $12.15 compared to $10.75 in the December 31, 2020 valuation analysis. This increase in value from these secondary transactions increased the Company’s estimate of the fair value of common stock even though they were outside of the company’s control and are not related solely to financial condition or results of operations.

Changes in enterprise valuation method data and assumptions

The table below summarizes the key assumptions in the IPO scenario PCMMM as well as the stay private scenario DCF and PCMMM valuation analyses.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requsted with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-1005

August 30, 2021

Valuation date data or assumptions	December 31, 2020			March 31, 2021
IPO scenario PCMMM assumptions
Trailing-twelve month revenue valuation multiple		N/A			[	***]x
Trailing-twelve month revenue		N/A		$	[	***]
Forward-twelve month revenue valuation multiple		N/A			[	***]x
Forward-twelve month revenue		N/A		$	[	***]

Stay private scenario PCMMM data and assumptions
Trailing-twelve month revenue valuation multiple		[	***]x		[	***]x
Trailing-twelve month revenue	$	[	***]	$	[	***]
Forward-twelve month revenue valuation multiple		[	***]x		[	***]x
Forward-twelve month revenue	$	[	***]	$	[	***]

Stay private scenario DCF assumptions
2022 forward revenues	$	[	***]	$	[	***]
2023 forward revenues	$	[	***]	$	[	***]
Weighted average cost of capital		[	***]%		[	***]%
Risk premium used in weighted cost of capital		[	***]%		[	***]%
Long-term EBITDA margin		[	***]%		[	***]%

IPO scenario PCMMM assumptions

As indicated above, due to the uncertainty surrounding future potential liquidity events prior to March 31, 2021, the PWERM valuation methodology was not utilized until the March 31, 2021 valuation. As such, the December 31, 2020 analysis did not have valuation assumptions for an IPO scenario.

The trailing-twelve month (“TTM”) and forward-twelve month (“FTM”) multiples utilized in the March 31, 2021 IPO scenario were based on guideline comparable companies in determining a public company market multiple to apply. The guideline comparable company median market capitalizations decreased by 8.4% from December 31, 2020 to March 31, 2021. This decrease was considered in conjunction with the multiples achieved in the Company’s most recent Series E financing round in which the Company was valued at approximately $1.0 billion. Specifically, concurrent with the timing of the Series E financing, the Company had TTM revenue as of May 31, 2020 of approximately $[***] million and forward looking revenue of approximately $[***] million, implying TTM and FTM revenue multiples of approximately [***]x and [***]x. As the range of guideline comparable companies was relatively consistent with the IPO scenario multiples used, the Company chose a [***]x TTM and [***]x FTM multiple. Changes in valuations of comparable companies were not related to the financial condition of the company or results of operations.

The March 31, 2021 TTM and FTM revenues were based on expected future operating results of the Company at the time of the expected March 31, 2022 IPO event. This future forecast incorporated the latest ARR and NDR metrics, which both increased compared to the December 31, 2020 forecast.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requsted with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-1006

August 30, 2021

Stay private scenario PCMMM data and assumptions

Increases in the stay private scenario were almost entirely attributed to the increased revenues experienced by the Company as well as increases in the Company’s expected future revenues from December 30, 2020. This future forecast incorporated the latest ARR and NDR metrics, which both increased compared to the December 31, 2020 forecast. Although the guideline comparable company median market capitalizations decreased by 8.4% from December 31, 2020 to March 31, 2021, the selected multiples were still within the same range of observed multiples and therefore was considered reasonable to remain relatively unchanged.

Stay private scenario DCF assumptions

The DCF valuation was impacted by changes in the discount rate utilized in the analysis. The discount rate utilized was based on the Company’s weighted average cost of capital at each valuation date, with the decrease being attributed to the Company’s risk premium decreasing from [***]% to [***]%. This decrease in risk is attributed to the positive operating results experienced over the quarter.

No other inputs materially changed.

May 18, 2021 Common Stock Valuation

The key inputs of the independent valuation report as of May 18, 2021 are summarized in the table below.

	Enterprise valuation method*	Common stock allocation method	Scenario probability		Marketable value per share		DLOM		Probability weighted value per share prior to weighting with secondaries		Weight with secondary sales		Weighted common share value
PWERM Analysis
IPO on December 31, 2021	[***]% PCMMM	Future equity value based on capitalization	[***]	%	$	[***]	[***]	%	$	[***]
Remain Private through December 31, 2022	[***]% DCF and [***]% PCMMM	OPM	[***]	%	$	[***]	[***]	%	$	[***]

PWERM determined fair value									$	[***]	[***]	%	$	[***]
Secondary sale										$20.00	[***]	%	$	[***]

Fair value per Valuation Report														$14.68

*	See the Changes in enterprise valuation method data and assumptions section for period over period changes in IPO and stay private scenario valuation inputs.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requsted with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-1007

August 30, 2021

Common stock valuation

The May 18, 2021 valuation continued to utilize a hybrid PWERM methodology utilizing IPO and stay private scenarios. First, the IPO scenario exit date was updated from March 31, 2022 in the previous valuation to December 2021. Additionally, the probability of IPO was increased from [***]% to [***]%. The “remain private” scenario also accelerated its expectation of a liquidity event from March 31, 2023 to December 31, 2022 and assigned a corresponding probability weight of [***]%. The probability weights were based on management’s assessment as of the date of the valuation of the likelihood of the two scenarios. In assessing the probability of the IPO scenario, the Company considered that at the time the Company had not yet confidentially submitted its draft Registration Statement, but it had been actively engaging in the preparation of a draft Registration Statement with an expected submission timeframe in June 2021 and a trading date in the second half of 2021. As such, the Company increased the IPO probability from [***]% to [***]%. The Company considered the drafting of the draft Registration Statement to be an indicator of a higher probability of the IPO scenario in the PWERM analysis. Further, the DLOM for the IPO scenario decreased from [***]% based on the March 31, 2021 valuation to [***]%. The increased probability of the IPO and decreased DLOM is commensurate with the increased possibility of an exit event through IPO based on the continued progress made toward an IPO in the intervening period. The exit value of the Company in the IPO scenario was estimated using the PCMMM.

The May 18, 2021 valuation “remain private” scenario was performed using a combination of the income approach (DCF) and the market approach (PCMMM) to derive an indicated total equity value for the Company. The income and market approaches were each assigned a weighting of [***]% in the “remain private” scenario consistent with the December 31, 2020 and March 31, 2021 valuations. The OPM was then applied to derive an indicated value on a marketable basis of the Company’s common stock. A [***]% weighting was assigned to the indicated value from the OPM in the overall valuation of the Company’s common stock due to the Series F financing round, which is a strong indicator of fair value. The DLOM in the May 18, 2021 stay private scenario decreased from [***]% in the March 31, 2020 valuation to [***]% as the date of the stay private liquidity event changed from March 31, 2023 to December 31, 2022.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requsted with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-1008

August 30, 2021

In addition to the OPM business valuation, the Company also considered recent secondary sales in its determination of common stock fair value per share. Consistent with the March 31, 2021 valuation, the recent secondary common stock sales as of May 18, 2021 were all only available to specific buyers and sellers and not to any other existing or hypothetical stockholders or buyers. Further, many of these secondary transactions were with existing investors and none of the offers to sell constituted a tender offer. These recent secondary common stock sales also represented less than 1% of the common stock outstanding as of May 18, 2021. Based on these factors, the Company continued to weight secondary sales at [***]% in determining the common stock fair value. In the May 18, 2021 valuation analysis, these secondary sales had a weighted average sales price of $20.00 compared to $12.15 in the March 31, 2021 valuation analysis. This increase in value from these secondary transactions increased the Company’s estimate of the fair value of common stock even though they were outside of the company’s control and are not related solely to financial condition or results of operations.

Changes in enterprise valuation method data and assumptions

The table below summarizes the key assumptions in the IPO scenario PCMMM as well as the stay private scenario DCF and PCMMM valuation analyses.

Valuation date data or assumptions	March 31, 2021			May 18, 2021
IPO scenario PCMMM assumptions
Trailing-twelve month revenue valuation multiple		[	***]x		[	***]x
Trailing-twelve month revenue	$	[	***]	$	[	***]
Forward-twelve month revenue valuation multiple		[	***]x		[	***]x
Forward-twelve month revenue	$	[	***]	$	[	***]

Stay private scenario PCMMM data and assumptions
Trailing-twelve month revenue valuation multiple		[	***]x		[	***]x
Trailing-twelve month revenue	$	[	***]	$	[	***]
Forward-twelve month revenue valuation multiple		[	***]x		[	***]x
Forward-twelve month revenue	$	[	***]	$	[	***]

Stay private scenario DCF assumptions
2022 forward revenues	$	[	***]	$	[	***]
2023 forward revenues	$	[	***]	$	[	***]
Weighted average cost of capital		[	***]%		[	***]%
Risk premium used in weighted cost of capital		[	***]%		[	***]%
Long-term EBITDA margin		[	***]%		[	***]%

IPO scenario PCMMM assumptions

Changes in revenue multiples increased from the March 31, 2021 valuation due to a combination of factors. The most significant impact was the change in the Company’s investor multiple that became apparent in conjunction with the Company’s Series F financing negotiated in May 2021. Prior to this transaction, the Company had based its revenue multiples on the Series E financing round adjusted for changes in market based on

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requsted with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-1009

August 30, 2021

comparable public market peers, if applicable. The Series E financing round valued the Company at approximately $1.0 billion as of May 2020. Further, concurrent with the timing of the Series E financing, the Company had TTM revenue as of May 31, 2020 of approximately $[***] million and forward looking revenue of approximately $[***] million, implying TTM and FTM revenue multiples of approximately [***]x and [***]x. Conversely, the Series F financing round valued the Company at approximately $4.0 billion at a time when the Company had TTM and FTM revenue as of May 31, 2021 of $[***] million and $[***] million, respectively. This valuation implied TTM and FTM revenue multiples of approximately [***]x and [***]x. Based on this round of financing, the Company determined that it had a more relevant indication of the revenue multiples being applied to the Company. Prior to this time, the Company had identified its peers as those more near the average and median revenue public company revenue multiples. From the period from March 31, 2021 to May 18, 2021, this median of guideline comparable companies’ market capitalizations decreased 7.0%, a decrease which is not related to the Company’s financial condition or results of operations. However, based on this financing round, the Company identified that its revenue multiples were more comparable to SaaS companies at the higher end of the range, including more recent 2021 SaaS IPOs which achieved similar multiples. Therefore, although the median of guideline comparable companies’ market capitalizations decreased, a multiple at the higher end of the range was considered more appropriate based on the Series F financing round.

Additionally, changes in TTM and FTM revenues from the March 31, 2021 valuation were due to two factors. First, the decrease in revenue metrics between these valuation reports was attributed to the expected date of the IPO exit event changing from March 2022 to December 2021 from the March 31, 2021 to the May 18, 2021 independent valuation reports. This decrease was partially offset by increases in forward revenue expectations. For instance, forward revenue for 2022 increased approximately [***]% in the May 18, 2021 valuation from the forward projections used in the March 31, 2021 valuation. Increases in the Company’s expected future revenues incorporated the latest ARR and NDR metrics; ARR increased and NDR remained consistent since March 31, 2021. Further, the increases in projected revenues also include took into account the launches of the Company’s Recommend and Experiment products, which had begun its marketing campaigns and began gaining more traction in connection with the roll-out of marketing campaigns.

Stay private scenario PCMMM data and assumptions

Consistent with the IPO scenario PCMMM revenue multiple changes, the Company identified an increase in the TTM and FTM revenue multiples between the March 31, 2021 and May 18, 2021 valuation dates. As indicated above, the Series F financing round provided a definitive data point indicating increased multiples were necessary in valuing the Company, where there was no similar data point prior to that time. The increases in

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requsted with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-1010

August 30, 2021

multiples in the stay private scenario were not as significant as those in the IPO scenario as the Company determined that the valuation multiples utilized for the Series F financing were more in line with public company multiples. Therefore, multiples in the lower end of the range were used.

Additionally, changes in TTM and FTM revenues were attributed to the change in the reference date of each valuation report (i.e., the “as of” date of each report). TTM revenues were impacted by the Company’s actual results over time. FTM revenue was also impacted by changes to forecasted revenues. For instance, forward revenue for 2022 increased approximately [***]% in the May 18, 2021 valuation from the forward projections used in the March 31, 2021 valuation. Increases in the Company’s expected future revenues incorporated the latest ARR and NDR metrics as well as the new product Recommend and Experiment product expectations.

Stay private scenario DCF assumptions

The DCF valuation was most significantly impacted by changes in the discount rate utilized in the analysis. The discount rate utilized was based on the Company’s weighted average cost of capital at each valuation date, with changes in the rate being almost entirely caused by changes in the Company’s risk premium. This risk premium utilized in the weighted average cost of capital calculation decreased from [***]% to [***]% from the March 31, 2021 to the May 31, 2021 independent valuation reports. With the Company’s Series F financing, the Company’s liquidity profile bettered significantly as the Company was ultimately able to raise an additional $200.0 million. This, in addition to decreases in operating cash outflows, caused the Company’s risk premium to decrease.

The DCF valuation also increased as the forward 2022 and 2023 revenues also increased approximately [***]% and [***]%, respectively, in the May 18, 2021 valuation while EBITDA margin remained consistent. Increases in the Company’s expected future revenues incorporated the latest ARR and NDR metrics as well as the new product Recommend and Experiment product expectations.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requsted with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-1011

August 30, 2021

June 30, 2021 Common Stock Valuation

The key inputs of the independent valuation report as of June 30, 2021 are summarized in the table below.

	Enterprise valuation method*	Common stock allocation method	Scenario probability	Marketable value per share		DLOM	Probability weighted value per share prior to weighting with secondaries		Weight with secondary sales	Weighted common share value
PWERM Analysis
IPO on October 15, 2021	[***]% PCMMM	Future equity value based on capitalization	[***]%	$	[***]	[***]%	$	[***]
Remain Private through December 31, 2022	[***]% DCF and [***]% PCMMM	OPM	[***]%	$	[***]	[***]%	$	[***]

PWERM determined fair value							$	[***]	[***]%	$	[***]
Secondary sale								$26.75	[***]%	$	[***]

Fair value per Valuation Report											$21.75

*	See the Changes in enterprise valuation method data and assumptions section for period over period changes in IPO and stay private scenario valuation inputs.

Common stock valuation

The June 30, 2021 valuation continued to utilize a hybrid PWERM methodology utilizing IPO and stay private scenarios. First, the IPO scenario exit date was updated from December 31, 2021 from the previous valuation to October 15, 2021. Additionally, the probability of an IPO was increased from [***]% to [***]%. The “remain private” scenario maintained its expectation of a liquidity event being on December 31, 2022, and assigned a probability weight of [***]%. The probability weights were based on management’s assessment as of the date of the valuation of the likelihood of the two scenarios. In assessing the probability of the IPO scenario, the Company considered that since the last valuation it had set its IPO organization structure with legal counsel as well as determined its bank advisors and advisor counsel. Further, during this time, the Company confidentially submitted a draft Registration Statement in June 2021 and expected a trading date in the October 2021 timeframe. This resulted in an increase to its IPO probability from [***]% to [***]%. The Company considered the first confidential submission of its draft Registration Statement to be a strong indicator of a higher probability of the IPO scenario in the PWERM analysis. However, the Company had not yet received any correspondence on its draft Registration Statement that was submitted and therefore the IPO scenario was not considered more than [***]% likely. Further, the DLOM for the IPO scenario decreased from [***]% based on the May 18, 2021 valuation to [***]%. The increased probability of the IPO and decreased DLOM is commensurate with the increased possibility of an exit event through IPO based on the continued progress made toward an IPO in the intervening period as well as the date of the IPO event changing from December 2021 to October 2021. The exit value of the Company in the IPO scenario was estimated using the PCMMM.

The June 30, 2021 valuation “remain private” scenario was performed using a combination of the income approach (DCF) and the market approach (PCMMM) to derive an indicated total equity value for the Company. The income and market approaches were each assigned

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requsted with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-10012

August 30, 2021

a weighting of [***]% in the “remain private” scenario consistent with the December 31, 2020, March 31, 2021, and May 18, 2021 valuations. The OPM was then applied to derive an indicated value on a marketable basis of the Company’s common stock. A [***]% weighting was assigned to the indicated value from the OPM in the overall valuation of the Company’s common stock.

In addition to the OPM business valuation, the Company also considered recent secondary sales in its determination of common stock fair value per share. Consistent with the May 18, 2021 valuation, the recent secondary common stock sales as of June 30, 2021 were all only available to specific buyers and sellers and not to any other existing or hypothetical stockholders or buyers. Further, many of these secondary transactions were with existing investors and none of which constituted a tender offer. These recent secondary common stock sales also represented less than 1% of the common stock outstanding as of June 30, 2021. Based on these factors, the Company continued to weight secondary sales at [***]% in determining the common stock fair value. In the June 30, 2021 valuation analysis, these secondary sales had a weighted average sales price of $26.75 compared to $20.00 in the June 30, 2021 valuation analysis. This increase in value from these secondary transactions increased the Company’s estimate of the fair value of common stock even though they were outside of the company’s control and are not related solely to financial condition or results of operations.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requsted with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-10013

August 30, 2021

Changes in enterprise valuation method data and assumptions

The table below summarizes the key assumptions in the IPO scenario PCMMM as well as the stay private scenario DCF and PCMMM valuation analyses.

Valuation date data or assumptions	May 18, 2021			June 30, 2021
IPO scenario PCMMM assumptions
Trailing-twelve month revenue valuation multiple		[	***]x		[	***]x
Trailing-twelve month revenue	$	[	***]	$	[	***]
Forward-twelve month revenue valuation multiple		[	***]x		[	***]x
Forward-twelve month revenue	$	[	***]	$	[	***]

Stay private scenario PCMMM data and assumptions
Trailing-twelve month revenue valuation multiple		[	***]x		[	***]x
Trailing-twelve month revenue	$	[	***]	$	[	***]
Forward-twelve month revenue valuation multiple		[	***]x		[	***]x
Forward-twelve month revenue	$	[	***]	$	[	***]

Stay private scenario DCF assumptions
2022 forward revenues	$	[	***]	$	[	***]
2023 forward revenues	$	[	***]	$	[	***]
Weighted average cost of capital		[	***]%		[	***]%
Risk premium used in weighted cost of capital		[	***]%		[	***]%
Long-term EBITDA margin		[	***]%		[	***]%

IPO scenario PCMMM assumptions

Increases in the revenue multiples between May 28, 2021 and June 30, 2021 were due to market increases in which guideline comparable companies’ median market caps increased relatively in line with the increase in our valuation multiples used. The increase in valuations of comparable companies was not related to the financial condition of the Company or results of operations. Additionally, changes in TTM and FTM revenues from the May 18, 2021 valuation were attributed to the expected date of the IPO exit event changing from December 2021 to October 2021, which changed the reference point for trailing and forward looking revenue, while the forecast remained unchanged.

Stay private scenario PCMMM data and assumptions

Consistent with the IPO scenario PCMMM revenue multiple changes, the Company identified an increase in the TTM and FTM revenue multiples between valuation dates. The change in TTM and FTM revenue multiples between May 28, 2021 and June 30, 2021 were due to market increases in which guideline comparable companies’ median market caps increased relatively in line with the increase in our valuation multiples used.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requsted with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-10014

August 30, 2021

Additionally, changes in TTM and FTM revenues were attributed to the change in the reference date of each valuation report (i.e., the “as of” date of each report). Increases in the Company’s achieved revenues incorporated the latest ARR and NDR metrics.

Stay private scenario DCF assumptions

The DCF valuation was most significantly impacted by changes in the discount rate utilized in the analysis. The discount rate was based on the Company’s weighted average cost of capital at each valuation date, with the decrease being attributed to the Company’s risk premium decreasing from [***]% to [***]%. This decrease in risk is attributed to the positive operating results experienced over the quarter.

No other inputs materially changed.

CONCLUSION

The Company believes that it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the AICPA Practice Guide.

We thank you in advance for your consideration of the foregoing. Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese

Tad J. Freese of LATHAM & WATKINS LLP

cc:	Spenser Skates, Amplitude, Inc.

Hoang Vuong, Amplitude, Inc.

Elizabeth Fisher, Amplitude, Inc.

Kathleen M. Wells, Latham & Watkins LLP

Richard Kim, Latham & Watkins LLP

Bradley C. Weber, Goodwin Procter LLP

Erica D. Kassman, Goodwin Procter LLP

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requsted with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-10015